Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

SERIES C MANDATORY CONVERTIBLE PREFERRED STOCK

PAR VALUE $0.01 PER SHARE

OF

NISOURCE INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

NiSource Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. At a meeting of the Board of Directors (the “Board”) of the Corporation duly convened and held on March 16, 2021, the Board duly authorized and established a new series of mandatory convertible preferred stock, par value $0.01 per share, designated as the Series C Mandatory Convertible Preferred Stock (the “Series C Preferred Stock”), and designated a Pricing Committee (the “Pricing Committee”) of the Board of Directors and conferred upon the Pricing Committee the power and authority of the Board of Directors to approve the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series C Preferred Stock.

2. On April 13, 2021, the Pricing Committee established the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of 862,500 shares of Series C Preferred Stock as set forth in the certificate of designations (the “Series C Certificate of Designations”), as filed with the Secretary of State of the State of Delaware on April 19, 2021.

3. Pursuant to the terms of the Series C Certificate of Designations as of December 1, 2023, the shares of Series C Preferred stock were deemed to have automatically been transferred to NiSource Inc. and were thereupon retired and canceled and ceased to be outstanding for all purposes and all shares of Series C Preferred Stock were returned to the status of authorized but unissued preferred stock, par value of $0.01 per share, without designation as to series.

4. The “Authorized Officers” include Kimberly S. Cuccia, the Senior Vice President, General Counsel and Corporate Secretary of the Corporation.

5. Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the certificate of incorporation of the Corporation is hereby amended to eliminate all matters set forth in the Certificate of Designations of the Series C Preferred Stock previously filed by the Corporation with the Secretary of State of the State of Delaware on April 19, 2021.

6. No shares of Series C Preferred Stock remain issued and outstanding.

7. Kimberly S. Cuccia, in her capacity as an Authorized Officer, has certified the resolutions set forth below.

NOW, THEREFORE, BE IT RESOLVED, that no further shares of Series C Preferred Stock shall be issued subject to the Series C Certificate of Designations;

FURTHER RESOLVED, that no shares of the Series C Preferred Stock are outstanding; and

FURTHER RESOLVED, that the Authorized Officers of the Corporation be, and each of them hereby is, authorized and directed, in the name of and on behalf of the Corporation, to execute a Certificate of Elimination relating to the Series C Preferred Stock, as well as such other certificates or instruments as may be required, to be filed with the Secretary of State of the State of Delaware to evidence the elimination from the certificate of incorporation of the Corporation all matters set forth in the Series C Certificate of Designations, such elimination to be effective upon the filing with the Secretary of State of the State of Delaware of such Certificate of Elimination of the Series C Preferred Stock.

IN WITNESS WHEREOF, NiSource Inc. has caused this Certificate of Elimination to be signed by the undersigned as of this 21st day of October, 2024.

/s/ Kimberly S. Cuccia
Kimberly S. Cuccia
Senior Vice President, General Counsel and Corporate Secretary